March 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 5 to the Registration Statement on Form S-1/A

Filed February 3, 2023

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 27, 2023 with respect to the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 5,” and the registration statement, as amended from time to time, the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 6 to the Registration Statement, filed on March 24, 2023 (“Amendment No. 6”). Amendment No. 6 includes revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 6.

Securities and Exchange Commission

March 24, 2023

General

1.	Please note that the Division of Investment Management is continuing to review the revised disclosures and may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment and looks forward to discussing the issue further at the Staff’s convenience and/or responding to the Staff’s further comment.

Cover Page

2.

We note that the percentage of Pubic Shares into which the Sponsor Warrants are exercisable will be 4.95% of the total funds from the exercise of SPARs plus the Additional Forward Purchase, divided by the amount of funds that would have been raised if all SPARs had been exercised, not to exceed 1.0. Please clarify whether the “amount of funds that would have been raised” in the denominator is limited to the funds from the exercise of SPARs, or if it refers to all funds raised, including from the exercise of all of the SPARs plus the Additional Forward Purchase. Consider providing an illustrative example or brief explanation of a scenario that would cause the Proration to equal 1.0 or to be less than 1.0. For example, clarify, if true, that the exercise price will remain at 4.95% and there will be no Proration unless the sum of the proceeds from the SPAR exercises plus the Additional Forward Purchase taken together are less than the maximum potential SPAR exercise proceeds.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages i, 38, 50, 110-111, 136, 165, 174 and F-14 to clarify that (i) the denominator used to calculate the number of Public Shares that Sponsor Warrants are exercisable for is limited to the funds from the exercise of SPARs and does not include the Additional Forward Purchase, and (ii) in no circumstance will the Sponsor Warrants be exercisable, in the aggregate, for an excess of 4.95% of the Public Shares.

Securities and Exchange Commission

March 24, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Stephen Fraidin

Gregory P. Patti, Jr.

Via-E-mail:

cc:    William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE

Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE

Steve Milankov, General Counsel and Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE